Exhibit 2

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Investor Relations
matthew.zintel@zintelpr.com	investor@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Posts 2007 Annual Report

TEL AVIV, ISRAEL, May 1, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ GS: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced that the company’s 2007 Annual Report on Form 20-F, previously filed with the Securities and Exchange Commission, is available online on the Aladdin Web site at www.aladdin.com/investor/annualreports.aspx. Hard copies of the report, at no cost, can be requested by Aladdin shareholders by calling 646.468.0481 or emailing investor@aladdin.com.

About Aladdin
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.